AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

February 8, 2008

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E. Stop 7010
Washington, D.C. 20549

Re:          American Metal & Technology, Inc.
Form 10-KSB for the fiscal year ended July 31, 2006
Form 10-QSB for the period ended September 30, 2007
Form 8-K/A filed June 12, 2007
File No.  033-19048-NY

Dear Mr. Decker:

We are writing in response to your comment letter of December 20, 2007.  Please see our responses, which correspond to the paragraph numbers in your letter, as follows.

In addition, although your comment letter made reference to the Form 10-KSB filed for the fiscal year ended July 31, 2006, there were no specific comments related to such form.  Furthermore, pursuant to the terms Stock Purchase Agreement dated November 6, 2006, between the Company and American Metal Technology Group, all officers and directors from that time have resigned.  Accordingly, we have not made any revisions or re-filed that certain Form 10-KSB.

Form 8-K/A FILED JUNE 12, 2007

Financial Statements for the Year Ended December 31, 2006

Unaudited Pro Forma Condensed Consolidated Balance Sheets, page F-1

2.      Please show us how the 1,396,547,997 shares of common stock issued and outstanding, as well as the adjustment to additional paid in capital, is calculated.

1,396,547,997 shares of common stock were issued and outstanding as follows:

Shares issued to
Shareholders of American Metal Technology Group (AMTG) (1)	1,142,388,263
AMTGs consultants (1)	70,907,300
The existing shareholders of Murray United Development Corp. (Murray)	173,252,434
Anthony Campo (a former officer and director of Murray) (1)	10,000,000
1,396,547,997

(1), Issued concurrently with the Closing on May 22, 2007 of the Stock Purchase Agreement dated November 6, 2006.

Telephone: (213) 223-2339    Fax: (213) 608-3792

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

The adjustment to paid in capital of $4,618,949 was calculated as follows:

$3,232,521	(Initial paid in capital of Murray @1/31/07)
1,396,548	(Reclassification of par value of total Common Stock outstanding)
10,120	(Reclassification of Paid in Capital of Murray)
$4,618,949

3.      Please clarify the number of new shares issued to the ex-shareholder in exchange for assets and liabilities of Murray United Development Company as discussed in footnote 2.  Please also clarify the business purpose for doing this.

10,000,000 shares of Common Stock were issued to Anthony Campo, a former officer and director of the Company, at closing of Stock Purchase Agreement dated November 6, 2006 to consummate the transaction in exchange for Mr. Campo canceling all indebtedness owed to him, and his assumption of all liabilities and the assignment of all assets of the Company prior to the closing.

Unaudited Pro Forma Condensed Consolidated Income Statements, page F-2

4. Please provide to us with a reconciliation between the numerators and denominators used in computing basic and diluted EPS.  Please also tell us, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

A reconciliation between the numerators and denominators used in computing basic and diluted EPS is as follows:

	For the Six Month Ended January 31, 2007
	Income	# of Shares		Earnings Per Share
	(Numerator)	(Denominator)		(Amount)

Income before extraordinary item and accounting change	$737,014
Less: Preferred stock dividends	-

Basic EPS
Income available to common stockholders	737,014	1,396,547,997		$0.001
	<1>	<2>		<3>=<1>/<2>
Effect of Dilutive Securities
# of Warrants	-	15,398,000	<4>
# of Options	-	6,000,000	<5>

Diluted EPS
Income available to common stockholders + assumed conversions
	$737,014	1,417,945,997		$0.001
	<6>	<7>=<2>+<4>+<5>		<8>=<7>/<6>
As of January 31, 2007, there are no additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS.

In addition, please also see the spreadsheets annexed hereto as Exhibits A and B.

Telephone: (213) 223-2339    Fax: (213) 608-3792

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

Note 1 Organization and Description of Business, page F-9

5.      Your disclosure includes a discussion of issuance of your pre-split common stock.  Please note that you should give retroactive effect for any stock split to your financial statements and disclosures throughout the filing.  Please revise accordingly.

The financial statements previously filed in connection with the Form 8K/A dated June 12, 2007 reflect the retoactive effect of the Company's forward stock split on a 1,000 for 1 basis, which became effective on November 12, 2004 for all outstanding shares of common stock.

Note 2 Summary of Significant Accounting Policies, page F-9

General

6.      Please disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations.  See paragraph 40(a) of SFAS 128.  In addition, please disclose the number of antidilutive shares by each type of security, if any.  See paragraph 40(c) of SFAS 128.

The reconciliation of the numerators and denominators of the basic and diluted per share computations were included in our response to question #4.

Cash and Cash Equivalents, page F-9

7.      For statement of cash flows purposes, you consider book overdraft positions to be cash and cash equivalents.  Please present the change in book overdraft positions as a separate line item within net cash provided by financing activities.  See Section 1300.15 of the AICPAs Technical Questions and Answers.

We will present the change in book overdraft positions as a separate line item within net cash provided by financing activities in our future filings. However, there are no book overdraft positions in cash and cash equivalents in the foregoing filing periods.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Financial Statements

General

  8.      Please address the above comments in your interim filings as well.

With respect to comments #4 and #6, please see the revisions made in the quarterly filings for the periods ended June 30, 2007 and September 30, 2007.

With respect to comment  #5, all interim filings subject to this letter reflect the 1,000 for 1 forward stock split of American Metal Technology Group, which occurred on November 12, 2004

With respect to comment #7, there were no book overdraft positions in cash and cash equivalents in the interim filings.

Telephone: (213) 223-2339    Fax: (213) 608-3792

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

9.      We note your disclosure regarding the reverse acquisition on page 6.  Please confirm and clarify your disclosure to state that your accounting comports with the following bullet points and ensure your statement of stockholders equity and note 1 clearly reflect the appropriate accounting:

Prior to the date of the reverse acquisition the historical financial statements are required to be those of American Metal Technology Group (the accounting acquirer) and should only include the historical results and operations of American Metal Technology Group;

The historical financial statements (American Metal Technology Group) are required to reflect the shares issued by Murray United Development Corp. to acquire American Metal Technology Group as outstanding for all periods presented in a manner similar to a stock split.  This may require a recalculation of the weighted average shares outstanding for EPS purposes.

The historical financial statements (American Metal Technology Group) are required to reflect the reverse acquisition of Murray United Development Corp. (the accounting acquiree) on the acquisition date.  We believe that the acquisition date is the date on which Murray United Development Corp. issued its shares to American Metal Technology Group.  On the acquisition date, Murray United Development Corps outstanding shares should be reflected as being issued by American Metal Technology Group to acquire Murray United Development Corp.  If Murray United Development Corp had limited assets and operations, it appears to us the shares used to acquire Murray United Development Corp should be recorded at Murray United Development Corps net book value.

Subsequent to the date of the reverse acquisition the historical financial statements are required to be those of American Metal Technology Group (the accounting acquirer) and Murray United Development Corp (the accounting acquiree) on a consolidated basis.

We confirm that our statement of stockholders equity and note 1 reflect that the historical financial statements:

A.         are only the historical results and operations of American Metal Technology Group;

B           reflect the shares issued by Murray United Development Corp. to acquire American Metal Technology Group;

C.          reflect the reverse acquisition of Murray United Development Corp. (the accounting acquiree) on the acquisition date; and

D.          subsequent to the date of the reverse acquisition, the historical financial statements are those of American Metal Technology Group and Murray United Development Corp  on a consolidated basis.

Consolidated Statements of Cash Flows, page 5

10.      You disclose that you issued 274,160,734 shares due to the reorganization.  Please clarify how you arrived at this amount based on your disclosures in Note 1.

The issued shares are delineated as follows:

Shares issued to
AMTG (subsequently redistributed to AMTG shareholders)	20,000,000
AMTGs consultants	70,907,300
The Companys existing Shareholders	173,253,434
Anthony Campo (a former officer and director of the Company)	10,000,000
274,160,734

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Principal of Consolidation, page 7

11.      You state that due to common management and ownership the consolidated financial statements have been presented as if the Agreement and Plan of Merger of the subsidiaries occurred as of December 31, 2006.  Please disclose which subsidiaries you were referring to an during which periods they were under common control.

We have deleted this sentence.

Telephone: (213) 223-2339    Fax: (213) 608-3792

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

Item 2 Managements Discussion and Analysis of Financial Condition or Plan of Operation page 15

12.      Please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements.  Your disclosure should include a discussion of the material assumption you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management.  See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find at sec.gov.

Our critical accountings policies and estimates that impact our financial reporting in a significant fashion include depreciation and amortization rates and intangible impairments.  Our results of operations reflect a consistent pattern of application of these policies.

Results of Operations, page 15

13.      Please discuss in greater detail the business reasons for the changes between periods in revenue, expenses from operation, interest income and expense, and other income (expense).  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please show us what your revised MD&A will look like.  See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04

Revenues increased primarily as a result of effective management to lower product defects, and new customer contracts in North America and Europe.  In addition, we were able to fully utilize the new production capacity with new orders and customers.

Expenses increased primarily as a result of increased depreciation and amortization costs from the new MAZAK lathes we purchased in 2007 and an increase in our workforce to operate the new machines.

Interest Income increased primarily as a result of better cash flow management, increased revenue from new customer contracts in North America and Europe, and an increase in cash provided by financing activities.

There was only an insignificant change in other income reported from $202 for the three months ended September 30, 2007 to $0 for the three months ended September 30, 2006, and other income (loss) of $(2,418) for the nine months ended September 30, 2007 as compared to other income of $266 for the nine months ended September  30, 2006.  This change resulted from normal business fluctuations.

Please see our amended filing for a quantification of the incremental impact of each business reason for the foregoing changes.

Liquidity and Capital Resources, page 16

14.      You disclose that during the nine month period ended September 30, 2007, you used $956,065 in operating activities.  Based upon your statement of cash flow, it appears that you actually had net cash provided by operating activities of $2,516,000.  Please explain.

We have revised our response with respect operating activities to consist of net cash provided by operating activities of $2,516,000.

15.      Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers  and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flow.

The Companys primary driver with respect to changes in our operating, investing and financing cash flows result from our goal to better position ourselves in this fast growing and competitive market. We met our liquidity needs through the revenue derived pursuant to the sale of our precision metal castings  and electronic circuit boards manufactured at facilities controlled by our subsidiary corporations in the Peoples Republic of China, and the issuance of shares of our common stock for cash.

Telephone: (213) 223-2339    Fax: (213) 608-3792

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

Item 3 Controls and Procedures

16.      We note that you define disclosure controls and procedures as those controls and procedures that are effective in enabling us to record, process, summarize and report information required to be included in our period SEC filings within the required time period.   This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensue that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

The section with respect to controls and procedures has been revised to reflect that the information which is required to be disclosed in the reports which we file pursuant to the Exchange Act is both accumulated and communicated to our management, including our principal executive/financial officer, to allow timely decisions regarding required disclosure.

17.      Your disclosure indicates there were no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date of your most recent evaluation.  Please revise to disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter.  See Item 308 of Regulation S-B.

The section with respect to changes in our controls and procedures has been revised to reflect that no changes were made during three months ended September 30, 2007.

Exhibit 31 Certificates

18.      Disclosure controls and procedures are now defined in Exchange Act Rule 13a-15(e) and 15(d)-15(e).  See SEC Release 33-8238, which became effective August 14, 2003.  Please file an amendment to your Forms 10-QSB for the periods ended June 30, 2007 and September 30, 2007 to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for definitions.  In doing so, please refile the Forms 10-QSB in their entirety, along with updated certifications.

The certifications with respect to disclosure controls and procedures have been revised and conform to the form provided in Item 601(b)(31).  The Company will refile the subject filings with the proper certifications.

In connection with this letter and the amended filings sent together herewith, the Company hereby acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact us at (213) 223-2339, our attorneys, Mintz & Fraade, P.C. at (212) 486-2500 (attention, Alan P. Fraade), or our certifying accountants Kabani & Company at (310) 694-3590.

Yours truly,

American Metal & Technology, Inc.

/s/ Chen Gao

Chen Gao
President

  Telephone: (213) 223-2339    Fax: (213) 608-3792

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

Exhibit A

	For the Six Month Ended January 31, 2007
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	(Amount)
Income before extraordinary item and accounting change
	$737,014
Less: Preferred stock dividends	-

Basic EPS
Income available to common stockholders
	737,014.00	1,396,547,997	$0.001

Effect of Dilutive Securities
Warrants	-	15,398,000
Options	-	6,000,000

Diluted EPS
Income available to common stockholders + assumed conversions
	$737,014	1,417,945,997	$0.001

As of January 31, 2007, there is no additional shares that could potentiallly dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS.

  Telephone: (213) 223-2339    Fax: (213) 608-3792

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 26th Floor
Los Angeles, CA 90071

Exhibit B

Weighted average shares			Sept 2006

Shares outstanding			3 months
Date	Shares outstanding	Days outstanding
4/1/2006	1,128,842,167	90	101,595,795,030
6/30/2006	1,128,842,167
9/30/2006	1,128,842,167

	Basic		1,128,842,167

	Shares outstanding	Days outstanding	Total Shares
4/1/2006	1,128,842,167	91	102,724,637,197
6/30/2006	1,128,842,167		-
9/30/2006	1,128,842,167

	Diluted		1,128,842,167
	three months average stock price is .016984.less than .02, no diliuted effect.

Shares outstanding			9 months
Date	Shares outstanding	Days outstanding
1/1/2006	1,128,842,167	180	203,191,590,059
6/30/2006	1,128,842,167
9/30/2006	1,128,842,167

	Basic		1,128,842,167

	Shares outstanding	Days outstanding	Total Shares
1/1/2006	1,128,842,167	181	204,320,432,226
6/30/2006	1,128,842,167		-
9/30/2006	1,128,842,167

	Diluted		1,128,842,167
	nine months average stock price is .016596.less than .02, no diliuted effect.

 Telephone: (213) 223-2339    Fax: (213) 608-3792

Exhibit B - continued

			2007
Shares outstanding			3 months
Date	Shares outstanding	Days outstanding
7/1/2007	1,416,549,007	46	65,161,254,322
8/16/2007	1,396,549,007	34	47,482,666,238
9/19/2007	1,560,374,357	11	17,164,117,927
9/30/2007	1,560,374,357

	Basic		1,408,049,007

	Diluted		1,410,880,999
	$0.02 for 6,000,000 options and average stock price for 3 months is $0.042373
	Using treasury method to calculated weighted average

Shares outstanding			9 months
Date	Shares outstanding	Days outstanding
1/1/2007	1,128,842,167	6	6,773,053,002
1/7/2007	1,148,842,167	135	155,093,692,544
5/22/2007	1,396,549,007	39	54,465,411,273
6/30/2007	1,416,549,007	47	66,577,803,329
8/16/2007	1,396,549,007	34	47,482,666,238
9/19/2007	1,560,374,357	11	17,164,117,927
9/30/2007	1,560,374,357

	Basic		1,201,845,316

	Diluted		1,206,391,976
	$0.02 for 6,000,000 options and average stock price for 9 months is $0.026393
	Using treasury method to calculated weighted average

 Telephone: (213) 223-2339    Fax: (213) 608-3792